ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

July 19, 2017	Adam S. Lovell T +1 202 508 4688 adam.lovell@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Ms. Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-199318 and 811-22973)

Dear Mses. Vroman-Lee and Hamilton:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 21, 2017 in connection with Post-Effective Amendment No. 3 to the registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on May 12, 2017 pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1.      Comment: In the “Summary of Terms—Investment Objectives and Strategies” section, please revise the reference to the Fund’s proposed co-investment exemptive relief in Footnote 1 to state that the Fund has not yet received such relief and that there can be no assurance that such relief will be granted.

Response: In response to the Staff’s comment, the Fund has revised the applicable prospectus disclosure in Footnote 1 as follows:

“The Fund will not engage in co-investments alongside affiliates unless an application for an exemption from Section 17(d) of the 1940 Act is granted or unless such investments are not prohibited by Section 17(d) or interpretations of Section 17(d) as expressed in SEC no-action letters, including Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000). There can be no assurance that any such exemptive relief will be granted.”

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2.     Comment: In the “Summary of Terms—Investment Objectives and Strategies” section, the disclosure states: “Direct investments and co-investments, unlike investments in Investment Funds, generally do not bear an additional layer of fees or bear significantly reduced fees.” Please disclose who pays the additional layer of fees if such fees are generated by direct investments or co-investments.

Response: In response to the Staff’s comment, the Fund has revised the indicated disclosure as follows:

“Direct investments and co-investments, unlike investments in Investment Funds, generally do not bear an additional layer of fees or bear significantly reduced fees. The Fund expects that a pro rata portion of any additional fees borne by the Master Fund as a result of direct investments and/or co-investments would be paid by the Fund and other investors in the Master Fund to the third party sponsoring such direct investments and/or co-investments and such additional fees are included as Acquired Fund Fees and Expenses in the Fund’s Total Annual Expenses.”

3.     Comment: In the “Summary of Terms—Investment Objectives and Strategies” section, the disclosure states: “A secondary investment will often take place at a discount to an Investment Fund’s net asset value.” Please disclose whether the Fund or Master Fund may sell Investment Fund positions on secondary markets, and whether such sales may be at a discount to net asset value (“NAV”).

Response: In response to the Staff’s comment, the Fund has revised the indicated disclosure as follows:

“A secondary investment will often take place at a discount to an Investment Fund’s net asset value (“NAV”). The Master Fund may, if deemed necessary or appropriate, for liquidity or portfolio management reasons, seek to sell Investment Fund positions on secondary markets, and such sales may be at a discount to NAV.”

4.     Comment: In the “Summary of Terms—Distribution Policy” section, the disclosure states: “A distribution by the Fund potentially may be treated as a return of capital for U.S. federal income tax purposes.” Please note in the Cover Pages that the Fund may conduct distributions that are treated as a return of capital for U.S. federal income tax purposes, and please expand the indicated disclosure to describe the consequences of such a distribution.

Response: In response to the Staff’s comment, the Fund has added the requested disclosure to the Cover Pages and has revised the indicated disclosure as follows:

“A distribution by the Fund potentially may be treated as a return of capital for U.S. federal income tax purposes. A return of capital is not taxable, but it reduces an Investor’s tax basis

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in its Units, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Investor of its Units.”

5.     Comment: In the “Summary of Terms—The Offering” section, the disclosure states: “The Master Fund has also accepted other investors into the Master Fund.” Supplementally, please provide additional information about the additional investors in the Master Fund and the percentage of their ownership in the Master Fund.

Response: The Fund notes that its investment in the Master Fund represents a small proportion of the interests of the Master Fund. Investments by investors other than the Fund represent, in the aggregate, over 90% of the Master Fund as of June 1, 2017, which investors include an affiliate of the Fund’s sponsor and a non-profit institutional investor.

6.     Comment: Please explain supplementally whether the valuation policies and procedures approved by the Board of the Fund and the Master Fund incorporate information as relevant from private equity secondaries into the valuation of Investment Funds.

Response: The Fund notes that, while the valuation policies and procedures approved by the Board of the Fund and the Master Fund do not incorporate information about the price of secondary investments into the valuation of direct investments in Investment Funds, the valuation policies and procedures do reflect the fair value of the Master Fund’s capital account balance of each of its investments in Investment Funds based on the financial statements of each such Investment Fund and adjusted as necessary to incorporate additional information with respect to the valuation of underlying investments of such Investment Funds. In addition, the Adviser is responsible for recommending valuations for any securities that are required to be fair valued and to provide supporting materials to the Fund and Master Fund’s administrator.

7.     Comment: Please confirm supplementally that the Fund will include audited financial statements and the consent of the independent registered public accounting firm in its next Registration Statement amendment.

Response: The Fund confirms that its upcoming Registration Statement amendment will include audited financial statements and the consent of the independent registered public accounting firm.

8.     Comment: Please explain supplementally the reason for the significant decrease in “Acquired Fund Fees and Expenses” disclosed in the “Summary of Fund Expenses” section as compared to such fees reflected in the currently effective Registration Statement.

Response: The Fund notes that the decrease in “Acquired Fund Fees and Expenses” is primarily attributable to the substantial growth of Master Fund assets relative to the minor increase, in absolute dollar terms, of Acquired Fund Fees and Expenses (“AFFE”). Furthermore, the Master

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Fund’s recent investments have been generating lower performance fees for Investment Fund Managers (which are included in AFFE) than prior investments had, further reducing the AFFE in the Summary of Fund Expenses.

9.     Comment: Acquired Fund Fees and Expenses are reported as 0.40% in the fee and expense table and are reported as 0.57% in Footnote 6 to the table. Please correct the disclosure so that Acquired Fund Fees and Expenses are reported consistently throughout.

Response: In response to the Staff’s comment, the Fund has corrected the Acquired Fund Fees and Expenses percentage reported in Footnote 6 to the fee and expense table.

10.   Comment: In footnote 7 to the “Summary of Fund Expenses” table, please revise the description of the Expense Limitation and Reimbursement Agreement to state that amounts recaptured pursuant to the Expense Limitation and Reimbursement Agreement will be limited to the lesser of (1) the expense limitation amount that was in effect at the time of the waiver or reimbursement or (2) the expense limitation amount that is in effect at the time of recapture. Please make similar changes to the disclosure wherever the Expense Limitation and Reimbursement Agreement is described throughout the Registration Statement.

Response: The Fund notes that during the recoupment period, the Adviser may recover from the Fund fees waived and expenses paid to the extent that such recaptured payments would not cause the Fund’s annual operating expenses (exclusive of the “Excluded Expenses” described in the Registration Statement) to exceed the lesser of (1) the contractual expense limitation amount that was in effect at the time of the waiver or reimbursement or (2) the contractual expense limitation amount that is in effect at the time of the recapture. Because this aspect of the recoupment feature of the Expense Limitation and Recoupment Agreement is protective of Investors, the Fund does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance Investor understanding. Accordingly, the Fund respectfully declines to make the requested changes.

11.   Comment: Please explain supplementally when the Fund accrues liabilities with respect to such amounts paid, waived, or reimbursed by the Adviser pursuant to the Expense Limitation Agreement. Specifically, please confirm all repayments by the Fund to the Adviser pursuant to the Expense Limitation Agreement take place within 36 months of the date such amounts were paid, waived, or reimbursed by the Adviser, and that such period is not extended as a result of the timing of the accrual of the liability with respect to such repayments.

Response: In response to the Staff’s comments, the Fund has revised the applicable disclosure as follows:

The Fund, or, with respect to the waived Management Fee, the Master Fund, will be obligated to pay the Adviser all such amounts paid, waived, or reimbursed by the Adviser

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pursuant to the Expense Cap, provided that (A) the amount of such additional payment in any year, together with all expenses of the Fund (whether borne directly or indirectly through and in proportion to the Fund’s interest in the Master Fund), in the aggregate, would not cause the Fund’s total annual operating expenses, whether borne directly or indirectly through and in proportion to the Fund’s interest in the Master Fund, exclusive of Excluded Expenses, in any such year to exceed the amount of the Expense Cap, (B) the amount of such additional payment shall be borne pro rata by all Fund Investors or Master Fund unitholders, as applicable, and (C) no such additional payments by the Fund, or, with respect to the waived Management Fee, the Master Fund, will be made with respect to amounts paid, waived, or reimbursed by the Adviser more than thirty-six (36) months after the date ~~the Fund, or, with respect to the waived Management Fee, the Master Fund, accrues a liability with respect to~~ such amounts are paid, waived, or reimbursed by the Adviser.”

12.    Comment: In the “Summary of Fund Expenses” section, the last sentence of Footnote 7 states: “In addition, as a result of the Voluntary Fee Waiver, the fees and expenses included under the Expense Cap of the Fund in the Expense Limitation and Reimbursement Agreement will, in effect, be reduced from 1.45% to 0.75% of the Fund’s net assets during the term of the waiver.” Please explain supplementally how this statement reconciles to the 1.45% Expense Cap reflected in the Fund’s fee and expense table.

Response: The Fund notes that the Voluntary Fee Waiver, with respect to the Management Fee payable by the Master Fund, as described in the Registration Statement, is not contractual and the Adviser may choose not to continue the waiver after September 30, 2017. Accordingly, the Voluntary Fee Waiver is not reflected in the Fund’s fee and expense table. If the Voluntary Fee Waiver is not renewed, Investors in the Fund, as a result of the Fund’s investment in the Master Fund, will indirectly bear the Management Fee payable by the Master Fund to the Adviser.

The Fund notes that its Expense Limitation and Reimbursement Agreement with the Adviser and the Master Fund requires that the Adviser pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses do not exceed 1.45% per annum (the “Expense Cap”). Certain expenses are excluded from the Expense Cap, as disclosed in the prospectus. However, because the Management Fee payable by the Master Fund is one of the enumerated expenses included under the Expense Cap, the Voluntary Fee Waiver in effect reduces the fees and expenses included under the Expense Cap from 1.45% to 0.75%. Without the Voluntary Fee Waiver, the effective expense ratio of the Fund would equal 1.45% plus excluded expenses. Taking into account the Voluntary Fee Waiver, the effective expense ratio is 0.75% plus excluded expenses. However, as noted above, the Voluntary Fee Waiver is not included in the Fund’s fee and expense table because it is not contractual, and the Management Fee payable by the Master Fund is included in the table as an expense of the Fund.

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13.    Comment: Consider replacing the sub-heading “Types of Investments and Related Risk Factors—General Risks—Unspecified Investments; Dependence on the Adviser” with a sub-heading that does not imply that the Fund does not have to specify the types of investments in which it will invest.

Response: In response to the Staff’s comment, the Fund has revised the applicable sub-heading as follows: “Types of Investments and Related Risk Factors—General Risks—Investment Discretion; Dependence on the Adviser.”

14.    Comment: In the sub-section “Types of Investments and Related Risk Factors—General Risks—Unspecified Investments; Dependence on the Adviser,” please revise the disclosure to state: “The Fund, and, accordingly, Investors, must rely upon the ability of the Adviser to identify and implement investments for the Master Fund (“Master Fund Investments”) consistent with the Fund’s investment objective and prospectus disclosure.”

Response: The requested change has been made.

15.    Comment: Please confirm whether the Fund has applied for an exemptive order or no-action relief in connection with the SPV described in the section “Repurchases of Units and Transfers—Periodic Repurchases” on page 73 of the prospectus.

Response: The LLC Agreement provides that if an Investor submits to the Fund a written request to commence a repurchase offer and the Fund does not, within two years from the date of such written request, commence a repurchase offer of at least 5% of the net assets of the Fund, the Fund will promptly thereafter offer to all then Investors the opportunity to contribute their Units to an SPV having the investment objective to liquidate at least 90% of its assets within three years of such contribution. Because the Fund intends to conduct quarterly repurchases, and because the Fund has not received a written Investor request to commence a repurchase offer that it does not intend to honor, the Fund has not formed the above-mentioned SPV and is not currently aware of any need to form such an SPV arising in the foreseeable future. Accordingly, the Fund believes it would be premature to apply for an exemptive order or no-action relief with respect to the SPV.

16.    Comment: In the sub-section “Certain Tax Consideration—Taxation of Investors,” please consider adding additional detail about the application of “wash sale” rules to Foreign Investors.

Response: In response to the Staff’s comment, the prospectus has been revised as follows:

“Foreign Investors also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Units. In general, if a Foreign Investor disposes of an interest in a domestically controlled QIE during the 30-day period before the ex-dividend date of a distribution that the Foreign Investor would (but for the disposition) have treated as USRPI gain, and acquires, or enters into a contract or option to acquire, a substantially identical interest in that entity during

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the 61-day period that began on the first day of the 30-day period, the Foreign Investor is treated as having USRPI gain in an amount equal to the portion of such distribution that would have been treated as USRPI gain in the absence of such disposition.”

17.    Comment: In Part C of the Registration Statement, please provide the undertaking required by Rule 484 of the Securities Act of 1933, as amended.

Response: The requested undertaking has been provided.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (202) 508-4688.

Very truly yours,

/s/ Adam S. Lovell Adam S. Lovell, Esq.

cc:	Mark J. Duggan, AMG Funds LLC
Kara Zanger, Pantheon Ventures
Gregory C. Davis, Esq.
Nathan D. Somogie, Esq.